UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Legend attached to the Notice sent to ADS holders
3.	Postal Ballot Notice sent to equity shareholders

OTHER NEWS

Subject: Postal Ballot Notice

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We enclose herewith the Postal Ballot Notice dated April 5, 2024 along with the Explanatory Statement. The resolutions proposed to be passed by the Members through Postal Ballot through the remote e-voting process only are enclosed as Annexure. The Postal Ballot Notice can also be accessed at https://www.icicibank.com/about-us/notice.

In compliance with the applicable provisions of the Companies Act, 2013 read with the Rules made thereunder and circulars issued by the Ministry of Corporate Affairs, the Postal Ballot Notice is being sent in electronic form only to the Members of the Bank who have their email address registered with KFin Technologies Limited, Registrar & Share Transfer Agent of the Bank for equity shares/Bank/Depositories, and whose names appear in the Register of Members/Register of Beneficial Owners as received from the Depositories as on Monday, April 8, 2024.

Please note that the remote e-voting period commences on Monday, April 15, 2024 at 9:00 a.m. IST and ends on Tuesday, May 14, 2024 at 5:00 p.m. IST.

We would like to add that the Postal Ballot Notice is being sent to the American Depository Shares (ADS) holders as well for information purpose alongwith an additional legend to the effect that the notice is being provided to the ADS holders for information purposes only. A copy of the legend is enclosed.

We request you to take the above information on record.

Annexure

Sr. No.	Resolutions	Type of Resolution (Ordinary/ Special)
1	Appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024	Special
2	Compensation payable to Mr. Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later	Ordinary
3	Revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India)	Ordinary
4	Revision in fixed remuneration of Mr. Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part-time) Chairman	Ordinary
5	Appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him	Ordinary

ICICI BANK LIMITED

CIN: L65190Gj1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padro Road, Vadodara 390 007, Gujarat.

Phone: 0265-672 2239

Corporate Office: ICICI Bank Towers. Bandra-Kurla Complex. Mumbai 400 051, Maharashtra,

Phone: 022-4008 8900

Website: www jcjcjbgnk com, E-mail: compgnysecretgry@jcjcjbgnk com

NOTICE TO AMERICAN DEPOSITARY SHARES ("ADS") HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited {the "Bank") FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas. the Depositary {the "Depositary"). has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to. the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors. agents or affiliates controls. is responsible for, endorses. adopts. or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank {the "Board"). to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws. since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement. dated as of March 31, 2000 {as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

ICICI BANK LIMITED

CIN: L65190Gj1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padro Road, Vadodara 390 007, Gujarat.

Phone: 0265-672 2239

Corporate Office: ICICI Bank Towers. Bandra-Kurla Complex. Mumbai 400 051, Maharashtra,

Phone: 022-4008 8900

Website: www jcjcjbgnk com, E-mail: compgnysecretgry@jcjcjbgnk com

POSTAL BALLOT NOTICE

Dear Members,

NOTICE is hereby given that pursuant to the provisions of Section 110 read with Section 108 and all other applicable provisions, if any, of the Companies Act, 2013 including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force (“the Act”), read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, as amended (“Rules”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“SEBI Listing Regulations”), read with General Circular No. 14/2020 dated April 8, 2020; General Circular No. 17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No. 9/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs, Government of India (“MCA Circulars”), Secretarial Standard-2 on General Meetings issued by the Institute of Company Secretaries of India and any other applicable laws, rules and regulations (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the Resolutions set out in this Notice are proposed to be passed by the Members of ICICI Bank Limited (“Bank”/“Company”) by way of Postal Ballot through electronic voting (“remote e-voting”) process only.

The proposed Resolutions and Explanatory Statement setting out material facts as required in terms of Section 102 of the Act read with the Rules and MCA Circulars are appended below seeking consent of the Members of the Bank through remote e-voting.

In compliance with Regulation 44 of the SEBI Listing Regulations and pursuant to the provisions of Sections 108 and 110 of the Act read with Rules and MCA Circulars, the Bank is sending this Postal Ballot Notice in electronic form only and has extended only remote e-voting facility for its Members, to enable them to cast their votes electronically instead of submitting the Postal Ballot form. Accordingly, the hard copy of this Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope will not be sent to the Members for this Postal Ballot. The Bank has appointed National Securities Depository Limited (“NSDL”) for facilitating remote e-voting to enable the Members to cast their votes electronically. The instructions for remote e-

voting are appended to this Postal Ballot Notice under the head ‘Instructions for remote e-voting’ at Note 9, which the Members are requested to carefully read. In accordance with the MCA Circulars, the Bank has made necessary arrangements to enable the members to register their email address. Those members who have not yet registered their email address, are requested to register the same by following the procedure set out in Note 9 in this Postal Ballot Notice.

The Board of Directors of the Bank has appointed Ms. Vinita Nair (FCS No. F10559, C.P. No. 11902) of Vinod Kothari & Company, Practicing Company Secretaries or failing her Ms. Nitu Poddar (ACS No. 37398, C.P. No. 15113) of Vinod Kothari & Company, Practicing Company Secretaries as the Scrutinizer to scrutinize the Postal Ballot remote e-voting process in a fair and transparent manner. Members holding equity shares of the Bank on the Cut-off Date mentioned in this Postal Ballot Notice are requested to carefully read the instructions in this Postal Ballot Notice and record their assent (FOR) or dissent (AGAINST) through the remote e-voting process not later than 5:00 p.m. IST on Tuesday, May 14, 2024, failing which it will be strictly considered that no reply has been received from the Member.

After completion of scrutiny of the votes, the Scrutinizer will submit her report to the Chairman of the Bank or a person authorized by him in writing, who shall countersign the same. The Chairman or a person authorised by him shall declare the results of Postal Ballot remote e-voting. The results of Postal Ballot shall be declared on or before Thursday, May 16, 2024, at any time before 5:00 p.m. IST and alongwith the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Bank, and uploaded on the Bank’s website at https://www.icicibank.com/about-us/voting-result as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges within the timelines specified in the SEBI Listing Regulations.

The proposed Resolutions, if approved, shall be deemed to have been passed on the last date of remote e-voting, i.e. Tuesday, May 14, 2024.

SPECIAL BUSINESS

Item No. 1:

Appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024

To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, Schedule IV and all other applicable provisions of the Companies Act, 2013 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any, and applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Mr. Pradeep Kumar Sinha (DIN: 00145126), who was appointed as an Additional Independent Director of ICICI Bank Limited (“Bank”), with effect from February 17, 2024 and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years with effect from February 17, 2024.

Item No. 2:

Compensation payable to Mr. Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the Companies Act, 2013 and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), and subject to the approval of Reserve Bank of India (“RBI”), Mr. Pradeep Kumar Sinha (DIN: 00145126) be paid the following compensation in the form of fixed remuneration as Non-Executive Part-time Chairman of ICICI Bank Limited (“Bank”), with effect from July 1, 2024 or the date of approval from RBI, whichever is later, for a period until February 16, 2029:

(i)	an annual remuneration, on a pro rata basis, of ₹ 5,000,000/- or such other amount as may be approved by RBI with option to make payment on a monthly/quarterly/annual basis.

(ii)	payment of sitting fees, maintenance of a Chairman’s office at the Bank’s expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/ other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board and such officials as may be authorised by such Committee) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Item No. 3:

Revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India)

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT in supersession of the Resolution passed at the Twenty-Seventh Annual General Meeting held on August 20, 2021 and pursuant to the relevant provisions of Sections 197 and 198 and other applicable provisions of the Companies Act, 2013 read with the relevant rules made thereunder, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Banking Regulation Act, 1949 and the circulars and guidelines issued by the Reserve Bank of India (“RBI”), in this regard, from time to time, including RBI circular dated February 9, 2024 on ‘Review of Fixed Remuneration granted to Non-Executive Directors (“NEDs”)’ and other applicable laws (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force) and subject to other regulatory approvals as may be required, consent of the Members, be and is hereby accorded for the revision in compensation in the form of fixed remuneration from ₹ 2,000,000/- per annum to ₹ 3,000,000/- per annum to each Non-Executive Director (other than Part-Time Chairman and the Director nominated by the Government of India), effective from February 10, 2024.

RESOLVED FURTHER THAT in addition to the fixed remuneration, the Non-Executive Directors shall also be entitled to payment of sitting fees and reimbursement of expenses for attending the meetings of the Board of Directors and/or other meetings.

RESOLVED FURTHER THAT the Board of Directors of ICICI Bank Limited be and is hereby authorised to do all such acts, deeds, matters and things including deciding on the manner of payment of remuneration, apportionment, if any and settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution

Item No. 4:

Revision in fixed remuneration of Mr. Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part- time) Chairman

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT in partial modification of the Resolution passed by the Members at the Twenty-Sixth Annual General Meeting held on August 14, 2020 and pursuant to the applicable provisions of the Companies Act, 2013, read with the relevant rules made thereunder, the Banking Regulation Act, 1949 and the circulars and guidelines issued by the Reserve Bank of India (“RBI”) in this regard, from time to time, and other applicable laws (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the consent of the Members, be and is hereby accorded for the revision in fixed remuneration of Mr. Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part-time) Chairman from ₹ 3,500,000/- per annum to ₹ 5,000,000/- per annum, on pro rata basis with effect from April 1, 2024 till June 30, 2024.

RESOLVED FURTHER THAT in addition to the fixed remuneration, Mr. Girish Chandra Chaturvedi shall be entitled to the payment of sitting fees, maintenance of a Chairman’s office at the Bank’s expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/ other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

Item No. 5:

Appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to Sections 160, 196, 197, Schedule V and all the other applicable provisions of the Companies Act, 2013 (“the Act”) read with the Companies (Appointment and Qualification of Directors) Rules, 2014,

other applicable rules, if any, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Banking Regulation Act, 1949 read with such directions, guidelines and circulars issued by the Reserve Bank of India (“RBI”) in this regard (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as a Director and whole- time Director (designated as Executive Director) of the Bank with effect from March 15, 2024 to November 26, 2026, be and is hereby approved on the following terms and conditions including remuneration, as enumerated below and which shall be subject to annual revisions from time to time:

Salary:

₹ 2,472,480/- per month

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal insurance, use of car, running and maintenance of cars including drivers, telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other such retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the whole-time Directors are also eligible for housing loans.

Supplementary Allowance:

₹ 1,756,384/- per month

Bonus:

An amount as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Gupta and his designation during his tenure as Executive Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Gupta shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

By Order of the Board

Prachiti Lalingkar
Place: Mumbai	Company Secretary
Date: April 5, 2024	ACS: 20744

NOTES:

1.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013 (“the Act”) read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, setting out material facts in respect of Item Nos. 1 to 5 as set out in this Postal Ballot Notice is annexed hereto.

2.	This Postal Ballot Notice is being published/displayed for all the Members, whose name appear in the Register of Members/Register of Beneficial Owners as received from the Depositories i.e. National Securities Depository Limited (“NSDL”)/Central Depository Services (India) Limited (“CDSL”) as on Monday, April 8, 2024 and is being sent only to the Members who already have their email address registered with KFin Technologies Limited, Registrar & Share Transfer Agent of the Bank for equity shares (KFin)/Bank / Depositories, in accordance with the provisions of the Act read with the Rules made thereunder and MCA Circulars. A person who is not a Member as on Monday, April 8, 2024, should treat this Postal Ballot Notice for information purpose only. A copy of this Postal Ballot Notice is also available on the website of the Bank at https://www.icicibank.com/about-us/notice, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of NSDL at www.evoting.nsdl.com.

3.	The Members of the Bank whose name appear in the Register of Members or in the Register of Beneficial Owners as received from the Depositories i.e. NSDL/ CDSL as on Monday, April 8, 2024, (including those Members who may not have received this Postal Ballot Notice due to non-registration of their email address with KFin/Bank/Depositories) only shall be entitled to vote in relation to the Resolutions specified in the Postal Ballot Notice.

4.	Pursuant to the provisions of Sections 108, 110 and other applicable provisions of the Act, as amended, read with the Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), MCA Circulars and in compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, the Bank is pleased to offer remote e-voting facility to all the Members of the Bank as on the Cut-off Date to cast their vote and transact the matters listed in the Postal Ballot Notice by electronic means only. The Bank has appointed NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically.

5.	Members holding shares in dematerialised form are requested to register/update their KYC details including email address with their respective Depository Participants. Members holding shares in physical form are requested to register/update their KYC details including email address by submitting duly filled and signed Form ISR-1 along with such other documents as prescribed in the Form to KFin. Form ISR-1 is available on the website of the Bank at https://www.icicibank.com/about-us/invest-relations and on the website of KFin at https://ris.kfintech.com/ clientservices/isc/isrforms.aspx.

6.	The remote e-voting period commences on Monday, April 15, 2024 at 9:00 a.m. IST and ends on Tuesday, May 14, 2024 at 5:00 p.m. IST. The remote e-voting shall not be allowed beyond the said date and time. During this period, the Members of the Bank holding shares in physical form or in dematerialised form, as on the Cut-off date, being Monday, April 8, 2024, may cast their votes by remote e-voting in the manner and process set out herein below. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

7.	The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the Cut-off date i.e. Monday, April 8, 2024, subject to the provisions of the Banking Regulation Act, 1949, as amended and other applicable regulations/guidelines.

8.	All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection by the Members through electronic mode during the remote e-voting period of this Postal Ballot. Members who wish to inspect the said documents are requested to send an email to iciciagm@icicibank.com mentioning their name, demat account number/folio number.

9.	The ‘instructions for remote e-voting’ are as under:

The way to vote electronically on NSDL e-voting system consists of “Two Steps” which are mentioned below:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual Shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for Individual Shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

1.    Existing IDeAS User can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-Voting period.

2.    If the User is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS” Portal or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

3.    Visit the e-Voting website of NSDL. Open web browser and type the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your 16 digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

4.    Shareholders/Members can also download NSDL Mobile App “NSDL Speede” from Google Play or App Store.

Individual Shareholders holding securities in demat mode with CDSL

1.    Users who have opted for CDSL Easi/Easiest facility, can login through their existing User ID and Password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi/ Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then use the existing my easi username & password.

2.    After successful login the Easi/Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers’ website directly.

3.    If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4.    Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN from e-Voting link available on www.cdslindia.com home page. The system wilIl authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.

Individual Shareholders (holding securities in demat mode) log in through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call on 022-4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at help desk.evoting@cdslindia.com or contact at Toll Free No. 1800 22 55 33

B)	Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Open web browser and type the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com with your existing IDeAS login.

Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if DP ID is IN300*** and Client ID is 12****** then User I D is IN300***12******
For Members who	16 Digit Beneficiary
hold shares in demat	ID
account with CDSL	For example, if
Beneficiary ID is
12 **************
then User ID is
12**************
For Members who holdshares in physical form	EVEN Number followed by folio number registered with the Company For example, if folio number is 001*** and EVEN is 128316 then User ID is 128316001***

5.	Your Password details are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

(i)	If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account or last 8 digit of Client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your email address is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

a)	Click on “Forgot User Details / Password? ” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	Click on “Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl .com mentioning your demat account number/folio number, your PA N , your name and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

2.	Select “EVEN” of ICICI Bank Limited.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote

Those shareholders whose email addresses are not registered with the Company /Depositories may send a request to evoting@nsdl.com or to the Company Secretary at iciciagm@icicibank.com for procuring User ID and Password for e-voting.

GENERAL GUIDELINES FOR SHAREHOLDERS

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send scanned copy (PDF/JPG format) of the relevant Board Resolution/ Authority letter etc. with at tested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer at vinita@vinodkothari.com and nitu@vinodkothari.com with a copy marked to evoting@nsdl.com. Institutional shareholders can also upload their Board Resolution/ Authority Letter/Power of Attorney etc. by clicking on “Upload Board Resolution/Authority Letter” displayed under “e-Voting” tab in their login.

2.	It is strongly recommended not to share your Password with any other person and take utmost care to keep your Password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct Password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the Password.

3.	In case of any queries or issues or grievances pertaining to remote e-voting, Members may refer to Help/FAQ’s section at www.evoting.nsdl.com or call on 022-4886 7000 or send a request at evoting@nsdl.com or contact Mr. Anubhav Saxena, Deputy Manager, NSDL, 4th Floor, ‘A’ Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013 at AnubhavS@nsdl.com. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icicibank.com or call on 022-4008 8900.

By Order of the Board

Prachiti Lalingkar
Place: Mumbai	Company Secretary
Date: April 5, 2024	ACS: 20744

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013 FORMING PART OF THE POSTAL BALLOT NOTICE

Item Nos. 1 and 2

Appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024 and Compensation payable to Mr. Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later

The Board of Directors of ICICI Bank Limited (“Bank”) at its Meeting held on February 15-17, 2024, based on the recommendation of the Board Governance, Remuneration & Nomination Committee (“BGRNC”), approved the appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Additional Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years with effect from February 17, 2024, subject to the approval of Members.

Mr. Sinha joined the Indian Administrative Service in 1977 after completing his Masters in Economics from the Delhi School of Economics in 1976. While in service, he completed M. Phil in Social Sciences in 1991 and was a Visiting Fellow in University of Oxford during 1999. He has also attended prestigious programmes on ‘Mergers and Acquisitions’ in University of Stanford and on ‘Leaders in Development’ in Harvard University. In the formative years, he served in the State of Uttar Pradesh, whereafter he served mostly in the Government of India and rose to the highest position of Cabinet Secretary, the head of civil services. He served as the Cabinet Secretary for more than 4 years before moving to the Prime Minister’s Office. He retired from there in March 2021 after 44 years of continuous service to the nation.

Mr. Sinha possesses necessary skills, knowledge, experience and expertise required under Section 10A(2) of the Banking Regulation Act, 1949 and relevant rules/regulations/circulars/notifications/guidelines/ clarifications issued from time to time by Reserve Bank of India (“RBI”) and has the key attributes necessary to be appointed as an Independent Director on the Board of the Bank.

The BGRNC and the Board have determined that Mr. Pradeep Kumar Sinha is a fit and proper person to hold the office as an Independent Director of the Bank as per the norms prescribed by RBI and is not debarred from being appointed as a Director by the Securities and Exchange Board of India or any other authority. Further, in the opinion of the Board and based on the declaration of independence submitted by him, Mr. Sinha is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfils the conditions specified in the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) for appointment as an Independent Director of the Bank.

In terms of the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended from time to time, Mr. Sinha has enrolled his name in the online databank of Independent Directors maintained by the Government of India.

Mr. Sinha is not disqualified from being appointed as a Director in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying the intention to propose Mr. Sinha as a candidate for the office of Independent Director of the Bank.

As per Section 149 of the Act, an Independent Director can hold office for a maximum of two consecutive terms. Mr. Girish Chandra Chaturvedi (DIN: 00110996) Non- executive Part-time Chairman, shall be completing his second term as an Independent Director on June 30, 2024 and therefore, would be retiring as an Independent Director and as Non-executive Part-time Chairman of the Bank on June 30, 2024.

In view of the above, the Board at its Meeting held on February 15-17, 2024, based on the recommendation of the BGRNC, approved the appointment of Mr. Pradeep Kumar Sinha as the Non-executive Part-time Chairman of the Bank with effect from July 1, 2024 or the date of approval from RBI, whichever is later for a period until February 16, 2029 in the vacancy caused by the retirement of Mr. Chaturvedi. The Board further approved the payment of compensation to Mr. Pradeep Kumar Sinha as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from RBI, whichever is later, subject to the approval of Members on the following terms and conditions:

i.	an annual remuneration, on a pro rata basis, of ₹ 5,000,000/- or such other amount as may be approved by RBI with option to make payment on a monthly/quarterly/annual basis.

ii.	payment of sitting fees, maintenance of a Chairman’s office at the Bank’s expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/ other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

For a period from February 17, 2024 until the date of his taking charge as a Non-executive Part-time Chairman, Mr. Pradeep Kumar Sinha shall be entitled to an annual remuneration, on a pro rata basis, at the same level as paid to Non-Executive Directors (other than Part-time Chairman and Government Nominee Director).

Given his skills, experience, expertise and stature, the Board considers it desirable and in the interest of and benefit to the Bank to appoint Mr. Pradeep Kumar Sinha as an Independent Director with effect from February 17, 2024 and as a Non-executive Part-time Chairman with effect from July 1, 2024 or the date of approval from RBI, whichever is later for a period until February 16, 2029.

Regulation 17(1C) of the SEBI Listing Regulations stipulates that approval of shareholders for appointment of a person on the Board of Directors by a listed entity, is to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further, as per Regulation 25(2A) of the SEBI Listing Regulations, the appointment of an Independent Director shall be subject to the approval of members by way of a Special Resolution. Keeping in view the above referred provisions, the approval of the Members of the Bank is being sought, by passing a Special Resolution, for the appointment of Mr. Sinha as an Independent Director on the Board of the Bank.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item Nos. 1 and 2 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Sinha and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item Nos. 1 and 2 of the accompanying Notice.

The terms and conditions relating to the appointment of Mr. Sinha will be made available for inspection in electronic mode.

Item No. 3

Revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India)

On April 26, 2021, Reserve Bank of India (“RBI”) issued a circular on Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board (“RBI Circular”). In terms of the RBI Circular, in addition to sitting fees and expenses related to attending meetings of the Board and its committees as per extant statutory norms/practices, banks were permitted to pay their Non-Executive Directors (excluding Chairman) a fixed remuneration not exceeding ₹ 2,000,000/- per annum which was commensurate with an individual director’s responsibilities and demands on time. Accordingly, the Members of the Bank at the Twenty-Seventh Annual General Meeting held on August 20, 2021, approved the payment of compensation in the form of fixed remuneration of ₹ 2,000,000/- per annum to each Non- Executive Director (excluding the part-time Chairman and the Director nominated by Government of India) (“NEDs”) with effect from April 1, 2021.

Considering the crucial role of NEDs in efficient functioning of bank Boards and its various committees and in order to enable the banks to sufficiently attract qualified competent individuals on their Board, RBI had, vide its circular dated February 9, 2024, (“Circular”) revised the ceiling for fixed remuneration to NEDs from ₹ 2,000,000/- per annum to an amount not exceeding ₹ 3,000,000/- per annum, as may be decided by the Board of banks basis suitable criteria duly identified by it.

Accordingly, the Board, at its Meeting held on February 15-17, 2024, approved certain factors to be taken into consideration while determining the fixed remuneration of NEDs, and increased the limit of compensation in the form of fixed remuneration payable to NEDs from ₹ 2,000,000/- per annum to ₹ 3,000,000/- per annum with effect from February 10, 2024, subject to approval of the Members.

The fixed remuneration is in addition to the sitting fee for attending each meeting of the Board/Board level committees as approved by the Board from time to time within the limits as provided under Companies Act, 2013 and related rules. All the Non-Executive/Independent Directors are entitled to reimbursement of expenses for attending Board/Board level committee meetings, official visits and participation in various forums on behalf of the Bank.

As per the Secretarial Standard on General Meetings, the required details of the NEDs who are currently entitled for fixed remuneration are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 3 of the accompanying Notice for approval of the Members of the Bank in supersession of the Resolution passed at the Annual General Meeting held on August 20, 2021.

All the NEDs of the Bank and their relatives are concerned or interested in passing of this Resolution.

None of the other Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 3 of the accompanying Notice.

Item No. 4

Revision in fixed remuneration of Mr. Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (part- time) Chairman

The Reserve Bank of India (“RBI”) vide its letter dated June 8 , 2021, approved a fixed remuneration of ₹ 3,500,000/- per annum to Mr. Girish Chandra Chaturvedi (DIN: 00110996) as Non-Executive (part-time Chairman) of the Bank.

Given the time dedicated by Mr. Chaturvedi and the expertise he brings to the table, coupled with the fact that his fixed remuneration has not increased since his appointment in July 2018, the Board, at its Meeting held on February 15-17, 2024, increased the limit of fixed remuneration of Mr. Chaturvedi from ₹ 3,500,000/- per annum to ₹ 5,000,000/- per annum or such amount as may be approved by RBI, on pro rata basis, with effect from April 1, 2024 till June 30, 2024, subject to approval of RBI and Members.

RBI vide its letter dated April 2, 2024 has approved the fixed remuneration of ₹ 5,000,000/- per annum to Mr. Chaturvedi with effect from April 1, 2024.

The aforementioned fixed remuneration shall be in addition to payment of sitting fees, maintenance of a Chairman’s Office at the Bank’s expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending his duties as Chairman of the Bank.

The required details in terms of Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 4 of the accompanying Notice for approval of the Members of the Bank in partial modification of the Resolution passed at the Annual General Meeting held on August 14, 2020.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chaturvedi and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 4 of the accompanying Notice.

The copy of the approval granted by RBI will be made available for inspection in electronic mode.

Item No. 5

Appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him

The Board of Directors of ICICI Bank Limited (“Bank”), at its Meeting held on November 24, 2023, based on the recommendation of the Board Governance, Remuneration & Nomination Committee (“BGRNC”), subject to the approval of Reserve Bank of India (“RBI”), Members of the Bank and such other approvals as may be required, approved the appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as an Additional Director and whole-time Director (designated as Executive Director) of the Bank, effective from November 27, 2023 or the date of approval from RBI, whichever is later, for a period till November 26, 2026.

RBI communicated its approval for the appointment of Mr. Ajay Kumar Gupta as whole-time Director (Executive Director) of the Bank from the date of his taking charge till November 26, 2026. Accordingly, the Board of Directors of the Bank recorded March 15, 2024, as the effective date of appointment and taking charge by Mr. Gupta as an Executive Director of the Bank.

After completing Chartered Accountancy in July 1991, Mr. Gupta joined ICICI Limited on November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

Mr. Gupta possesses necessary skills, knowledge, experience and expertise required under Section 10A(2) of the Banking Regulation Act, 1949 and relevant rules/regulations/circulars/notifications/guidelines/ clarifications issued from time to time by RBI and has the key attributes necessary to be appointed as a Director on the Board of the Bank.

The BGRNC and the Board have determined that Mr. Ajay Kumar Gupta is a fit and proper person to hold the office as a Whole-time Director of the Bank, as per the norms prescribed by RBI and is not debarred from being appointed as a Director by the Securities and Exchange Board of India or any other authority.

Mr. Gupta is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013 (“the Act”).

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying intention to propose Mr. Gupta as a candidate for the office of Director of the Bank.

Given the skills, experience and expertise possessed by Mr. Gupta, the Board considers it desirable and in the interest of and benefit to the Bank to appoint him as whole-time Director (designated as Executive Director) for a period from March 15, 2024 to November 26, 2026, as proposed in the Resolution set out at Item No. 5 in the accompanying Postal Ballot Notice, for the approval by the Members, in compliance with the applicable provisions of law.

Regulation 17(1C) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) stipulates that approval of shareholders for appointment of a person on the Board of Directors by a listed entity, is to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Keeping in view the above referred provision, the approval of the Members of the Bank is being sought, by passing of the Resolution at Item No. 5 of the accompanying Postal Ballot Notice.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Gupta and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 5 of the accompanying Notice.

The terms and conditions relating to the appointment and remuneration of Mr. Gupta as Whole-time Director (designated as Executive Director) of the Bank and the copy of the approval granted by RBI will be made available for inspection in electronic mode.

By Order of the Board

Prachiti Lalingkar
Place: Mumbai	Company Secretary
Date: April 5, 2024	ACS: 20744

ANNEXURE I TO ITEM NOS. 1 TO 5 OF THE POSTAL BALLOT NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Mr. Pradeep Kumar Sinha

Name of the Director	Mr. Pradeep Kumar Sinha (DIN: 00145126)
Age (as on March 29, 2024)	68 years 8 months
Date of first appointment on Board

The Board at its Meeting held on February 15-17, 2024 approved the appointment of Mr. Pradeep Kumar Sinha as an Additional (Independent) Director for a term of five consecutive years with effect from February 17, 2024, subject to the approval of Members.

The Board at the said Meeting also approved the appointment of Mr. Sinha as Non-Executive part time Chairman of the Bank with effect from July 1, 2024 or the date of approval from RBI, whichever is later, for a period until February 16, 2029.

Brief resume including qualification and experience

Mr. Pradeep Kumar Sinha joined the Indian Administrative Service in 1977 after completing his Masters in Economics from the Delhi School of Economics in 1976. He had graduated in Economics (Honours) from St. Stephens College, Delhi. While in service, he completed M. Phil in Social Sciences in 1991 and was a Visiting Fellow in University of Oxford during 1999. He has also attended prestigious programmes on ‘Mergers and Acquisitions’ in University of Stanford and on ‘Leaders in Development’ in Harvard University.

In the formative years, he served in the State of Uttar Pradesh, whereafter he served mostly in the Government of India (GOI) and rose to the highest position of Cabinet Secretary, the head of civil services. He served as the Cabinet Secretary for more than 4 years before moving to the Prime Minister’s Office. He retired from there in March 2021 after 44 years of continuous service to the nation.

In GOI, he worked mostly in the Power and Oil & Gas (Petroleum) Ministries for about 15 years. Notable positions held in GOI include: Financial Advisor and Special Secretary, Petroleum and Natural Gas; Secretary, Ports and Shipping; and Secretary, Power.

He has been a Government Nominee Director in numerous major Public Sector Undertakings and is therefore well versed with the principles of healthy corporate governance. These include ONGC, IOCL, HPCL, BPCL, GAIL, etc. In particular, he was on the Board of IOCL for about 7 years at a stretch and similarly on the Boards of BPCL and HPCL for about 6 years each.

Expertise in specific functional areas	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Energy & Infrastructure and Urban development
Other Directorships (as on March 29, 2024)	1. Bharti Airtel Limited 2. Carbon U Turn Technology Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Board Governance, Remuneration & Nomination Committee

• Corporate Social Responsibility Committee

• Risk Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

Bharti Airtel Limited

• HR & Nomination Committee

• Environmental, Social and Governance (ESG) Committee

• Corporate Social Responsibility Committee

• Committee of Directors

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	Not Applicable
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five consecutive years with effect from February 17, 2024, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. He is also entitled to a fixed remuneration as approved by the Members for Non-executive Directors (other than the part-time Chairman and the Director nominated by Government of India) from time to time.

Appointed as Non-Executive Part-time Chairman of the Bank with effect from July 1, 2024 or the date of approval from RBI, whichever is later, for a period until February 16, 2029.

As a Non-Executive (Part-time) Chairman he will be entitled to a fixed remuneration of ₹5,000,000/- per annum or such other amount as may be approved by RBI. He will also be entitled to maintenance of a Chairman’s office at the Bank’s expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

Mr. Hari L. Mundra

Name of the Director	Mr. Hari L. Mundra (DIN: 00287029)
Age (as on March 29, 2024)	74 years 5 months
Date of first appointment on Board

The Board at its Meeting held on October 26, 2018 approved the appointment of Mr. Hari L. Mundra as an Additional (Independent) Director of the Bank, for five years effective from October 26, 2018 to October 25, 2023, subject to the approval of Members. The Members at the Twenty- Fifth Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Mundra as an Independent Director of the Bank.

The Board at its Meeting held on May 28, 2023 and the Members at the Twenty-Ninth Annual General Meeting held on August 30, 2023 approved the re-appointment of Mr. Mundra as an Independent Director of the Bank, for a second term commencing from October 26, 2023 to October 25, 2024.

Brief resume including qualification and experience	A rank holder both in B.A. Hons and M.B.A., Mr. Hari L. Mundra has 50 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever Ltd and was the youngest member of its Board as the Vice President and Executive Director in charge of Exports at the time he left them in 1995. As a Management Board Member of RPG Group, he was the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman. In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and was responsible for its resurrection. Post his superannuation, he has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Global Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at IIM, Ahmedabad for the last 13 years. Deeply engaged with the social sector, he led the turnaround of Indian Cancer Society and continues as its Hon. Chairman. He is also the Founder Vice President of another NGO viz. Society for Complementary Therapies.
Expertise in specific functional areas	Accountancy, Banking, Economics, Finance, Law, Human Resources, Risk Management, Business Management, Business and Financial Strategy, Treasury, M&A, Business Restructuring and Taxation.
Other Directorships (as on March 29, 2024)	Tata Autocomp Systems Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Stakeholders Relationship Committee - Chairman

• Credit Committee

• Customer Service Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

Tata Autocomp Systems Limited

• Audit Committee - Chairman

• Nomination and Remuneration Committee

Relationship with other Directors , Managers and Key Managerial Personnel of the Company	None

No. of equity shares held in the Company (as on March 29, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration as approved by Members from time to time.

Mr. S. Madhavan

Name of the Director	Mr. S. Madhavan (DIN: 06451889)
Age (as on March 29, 2024)	67 years 5 months
Date of first appointment on Board

The Board approved the appointment of Mr. S. Madhavan as an Additional (Independent) Director of the Bank for five years effective from April 14, 2019 to April 13, 2024, subject to the approval of Members. The Members at the Twenty-Fifth Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Madhavan as an Independent Director of the Bank.

The Board at its Meeting held on May 28, 2023 and the Members at the Twenty-Ninth Annual General Meeting held on August 30, 2023 approved the re-appointment of Mr. Madhavan for a second term of three consecutive years commencing from April 14, 2024 to April 13, 2027.

Brief resume including qualification and experience	Mr. S. Madhavan is a fellow member of the Institute of Chartered Accountants of India and holds a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. He has around 38 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management and Banking. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President Northern Region, Indo-American Chamber of Commerce and has been a past Co-Chairman, Taxation Committee, ASSOCHAM. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.
Expertise in specific functional areas	Accountancy, Banking, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Strategy, Business Operations, Governance, Taxation
Other Directorships (as on March 29, 2024)

1.    Sterlite Technologies Limited

2.    HCL Technologies Limited

3.    Procter & Gamble Health Limited

4.    Eicher Motors Limited

5.    Life Style International Private Limited

6.    CBIX Technology Solutions Private Limited

7.    Shopkhoj Content Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Risk Committee - Chairman

• Audit Committee

• Fraud Monitoring Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

Sterlite Technologies Limited

• Audit Committee - Chairman

• Nomination and Remuneration Committee

• Stakeholders’ Relationship Committee

HCL Technologies Limited

• Audit Committee - Chairman

• Stakeholders’ Relationship Committee - Chairman

• Finance Committee - Chairman

• Risk Management Committee - Chairman

• Corporate Social Responsibility Committee

Procter & Gamble Health Limited

• Audit Committee

• Risk Management Committee

• Stakeholders Relationship Committee

Eicher Motors Limited

• Audit Committee

Life Style International Private Limited

• Audit Committee - Chairman

Relationship with other Directors , Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	4,000 equity shares
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term of three consecutive years commencing from April 14, 2024 to April 13, 2027.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration as approved by Members from time to time.

Ms. Neelam Dhawan

Name of the Director	Ms. Neelam Dhawan (DIN: 00871445)
Age (as on March 29, 2024)	64 years 5 months
Date of first appointment on Board

The Board at its Meeting held on January 12, 2018 approved the appointment of Ms. Neelam Dhawan as an Additional (Independent) Director of the Bank for five years with effect from January 12, 2018 to January 11, 2023, subject to the approval of Members. The Members at the Twenty-Fourth Annual General Meeting held on September 12, 2018 approved the appointment of Ms. Neelam Dhawan as an Independent Director of the Bank.

The Board at its Meeting held on June 28, 2022 and the Members at the Twenty-Eighth Annual General Meeting held on August 30, 2022 approved the re-appointment of Ms. Dhawan for a second term of three consecutive years commencing from January 12, 2023 to January 11, 2026.

Brief resume including qualification and experience

Ms. Neelam Dhawan is an Economics Graduate from St. Stephen’s College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was that of Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise till March 2018.

Over several years, leading business journals such as Fortune (international edition), Forbes and Business Today have recognized her as one of the Most Powerful Women in Business. Her main area of expertise are managing complex technology businesses in highly matrixed organizations. She has experience of IT transformation across multiple industries: banking and finance, telecommunications, manufacturing, health care and government.

She has been a key participant in shaping the IT industry in India. Her career span covered the industry’s major milestones and had the opportunity to work alongside the key architects of the sector in India. She was on the NASSCOM Executive Council from 2009 to 2017 and made significant contributions to the industry strategy and public policy frameworks.

Expertise in specific functional areas	Banking, Information Technology, Human Resources, Business Management, Corporate Governance and Business Strategy.
Other Directorships (as on March 29, 2024)	1. Hindustan Unilever Limited 2. Yatra Online Limited 3. Capillary Technologies India Limited 4. Fractal Analytics Private Limited 5. Nudge Lifeskills Foundation 6. Yatra Online Inc. 7. Capita PLC

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Board Governance, Remuneration & Nomination Committee - Chairperson

• Fraud Monitoring Committee

• Information Technology Strategy Committee

• Review Commit tee for identification of wilful defaulters/non co-operative borrowers

Hindustan Unilever Limited

• Audit Committee

• Nomination & Remuneration Committee

• Environmental, Social and Governance Committee

• Risk Management Committee

Yatra Online Limited

• Corporate Social Responsibility Committee - Chairperson

• Stakeholders Relationship Committee - Chairperson

• Nomination and Remuneration Committee

• IPO Committee

Capillary Technologies India Limited

• Stakeholders Relationship Committee - Chairperson

• Risk Management Committee - Chairperson

• Audit Committee

• Nomination and Remuneration Committee

Yatra Online Inc.

• Compensation Committee - Chairperson

• Nominating and Corporate Governance Committee - Chairperson

Capita PLC

• Nomination Committee

• Audit and Risk Committee

• Remuneration Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term of three consecutive years commencing from January 12, 2023 to January 11, 2026.

As an Independent Director, she is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by her. In addition, she is also entitled to a fixed remuneration as approved by Members from time to time.

Mr. Radhakrishnan Nair

Name of the Director	Mr. Radhakrishnan Nair (DIN: 07225354)
Age (as on March 29, 2024)	69 years
Date of first appointment on Board

The Board at its Meeting held on May 2, 2018, approved the appointment of Mr. Radhakrishnan Nair as an Additional Independent Director of the Bank for five years with effect from May 2, 2018 to May 1, 2023, subject to the approval of Members. The Members at the Twenty-Fourth Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Nair as an Independent Director of the Bank.

The Board at its Meeting held on June 28, 2022 and Members at the Twenty- Eighth Annual General Meeting held on August 30, 2022 approved the re-appointment of Mr. Nair as an Independent Director for a second term of three consecutive years commencing from May 2, 2023 to May 1, 2026.

Brief resume including qualification and experience

Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around forty years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks. During his tenure at Corporation Bank, he was responsible for development of priority sector lending and regional rural bank which covered the areas of agriculture, small scale industry and other priority sector areas.

He has also served as the Managing Director of Corporation Bank Securities Limited. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI), where he handled the Investment Management Department (mutual funds, venture capital funds and foreign venture capital investors), Corporate Debt Department, Economic and Policy Analysis Department, Office of Investor Assistance and Education and Surveillance. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment). During his tenure he ushered in new investment and accounting regulations for the life insurance and general insurance sectors. He was also involved in framing the new regulatory architecture for Unit Linked Insurance Plans and also chaired the committee on implementing IFRS and the new corporate governance framework for insurers.

Mr. Nair has rich and varied experience in branch, regional and corporate banking apart from treasury management and foreign exchange management. He was member of the IOSCO sub-committee on Investment Management, Investor Compensation and Protection, Private Equity from 2008 to 2010. At the IAIS he was the nominee on Sub-Committees on accounting, auditing, governance, group supervision, insurance standards and financial stability.

He was SEBI nominee on NACAS from 2005 to 2010, a member of Investor Protection and Compensation Committee and an IRDA nominee on the RBI Technical Committee on Money, Government Securities and Foreign Exchange Markets, SEBI COBOSAC from 2010 to 2015.

Mr. Nair is also an Independent Member of Kerala Infrastructure Investment Fund Board.

Expertise in specific functional areas	Accountancy, Agriculture and Rural economy, Banking, Co-operation, Economics, Finance, Law, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Insurance, Securities, Treasury Management, Foreign Exchange Management, Information Technology and Investor Protection.
Other Directorships (as on March 29, 2024)

1.    ICICI Prudential Life Insurance Company Limited

2.    ICICI Securities Primary Dealership Limited

3.    Geojit Financial Services Limited

4.    Geojit Credits Private Limited

5.    Inditrade Capital Limited

6.    Axis Mutual Fund Trustee Limited

7.    Alpha Alternatives Fund - Infra Advisors Private Limited

8.    Bilwa Global Asset Management Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Fraud Monitoring Committee - Chairman

• Audit Committee

• Corporate Social Responsibility Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Prudential Life Insurance Company Limited

• Board Audit Committee - Chairman

• With Profits Committee - Chairman

• Board Investment Committee

• Board Risk Management Committee

• Stakeholders Relationship Committee

ICICI Securities Primary Dealership Limited

• Risk Management & IT Strategy Committee - Chairman

• Stakeholder Relationship Committee - Chairman

Geojit Financial Services Limited

• Audit Committee

• Nomination & Remuneration Committee

Geojit Credits Private Limited

• Nomination and Remuneration Committee - Chairman

• Audit Committee

Inditrade Capital Limited

• Audit Committee

Axis Mutual Fund Trustee Limited

• Audit Committee

• Risk Management Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	Nil

No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term of three consecutive years commencing from May 2, 2023 to May 1, 2026.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration as approved by Members from time to time.

Mr. B. Sriram

Name of the Director	Mr. B. Sriram (DIN: 02993708)
Age (as on March 29, 2024)	65 years 6 months
Date of first appointment on Board

The Board at its Meeting held on January 14, 2019 approved the appointment of Mr. B. Sriram as an Additional (Independent) Director of the Bank for five years effective from January 14, 2019 to January 13, 2024, subject to the approval of Members. The Members at the Twenty-Fifth Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sriram as an Independent Director of the Bank.

The Board at its Meeting held on May 28, 2023 and the Members at the Twenty-Ninth Annual General Meeting held on August 30, 2023 approved the re-appointment of Mr. Sriram as an Independent Director of the Bank for a second term of three consecutive years commencing from January 14, 2024 to January 13, 2027.

Brief resume including qualification and experience

Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AIMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St. Stephen’s College, Delhi University.

Mr. Sriram was the Managing Director & CEO, IDBI Bank Ltd from June 30, 2018 to September 29, 2018; Managing Director, State Bank of India from July 2014 to June 2018 and Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014.

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and held various key assignments and experience within the Bank and the State Bank Group encompassing Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking, International Operations, Payment and Settlement Systems and Small-Scale Industry. He was a Part Time Member on the Governing Board of the Insolvency and Bankruptcy Board of India with effect from July 4, 2019 till September 20, 2023.

Expertise in specific functional areas	Banking, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Credit and Risk, Treasury, Insolvency & Bankruptcy

Other Directorships (as on March 29, 2024)

1.    Nippon Life India Asset Management Limited

2.    TVS Credit Services Limited

3.    TVS Supply Chain Solutions Limited

4.    TVS Motor Company Limited

5.    IndiaIdeas Com Limited

6.    National Bank for Financing Infrastructure and Development

7.    Dreamplug Technologies Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Information Technology Strategy Committee - Chairman

• Board Governance, Remuneration & Nomination Committee

• Credit Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

Nippon Life India Asset Management Company Limited

• Unit Holder Protection Committee - Chairman

• Audit Committee

• Nomination and Remuneration Committee

• Stakeholders Relationship Committee

• Corporate Social Responsibility Committee

• Risk Management Committee

TVS Credit Services Limited

• IT Strategy Committee - Chairman

• Credit Sanction Committee - Chairman

• Audit Committee

• Nomination and Remuneration Committee

• Asset Liability Management Committee

TVS Supply Chain Solutions Limited

• Audit Committee

• Nomination and Remuneration Committee

• Stakeholders Relationship Committee

TVS Motor Company Limited

• Nomination and Remuneration Committee

• Administrative Committee

IndiaIdeas Com Limited

• Audit Committee - Chairman

• Nomination & Remuneration Committee

National Bank for Financing Infrastructure and Development

• Risk Management Committee - Chairman

• Nomination and Remuneration Committee

• IT Strategy Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None

No. of equity shares held in the Company (as on March 29, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for second term of three consecutive years commencing from January 14, 2024 to January 13, 2027.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration as approved by Members from time to time.

Mr. Uday Chitale

Name of the Director	Mr. Uday Chitale (DIN: 00043268)
Age (as on March 29, 2024)	74 years 5 months
Date of first appointment on Board

The Board at its Meeting held on January 17, 2018 approved the appointment of Mr. Uday Chitale as an Additional (Independent) Director of the Bank for five years with effect from January 17, 2018 to January 16, 2023, subject to the approval of Members. The Members at the Twenty-Fourth Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Chitale as an Independent Director of the Bank.

The Board at its Meeting held on June 28, 2022 and the Members at the Twenty-Eighth Annual General Meeting held on August 30, 2022 approved the re-appointment of Mr. Chitale as an Independent Director of the Bank for a second term of commencing from January 17, 2023 to October 19, 2024.

Brief resume including qualification and experience	Mr. Uday Chitale a Chartered Accountant with professional standing of over 45 years, was a Senior Partner of M/s M. P. Chitale & Co, Chartered Accountants upto June 30, 2021. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. He is also active in the field of arbitration and conciliation of commercial disputes. He is accredited mediator of CEDR (UK) besides being on the panel of experts of leading arbitration and ADR centres/ institutions in India. He has served on the boards of prominent companies and notably, he was a board member during ICICI Bank’s formative years during 1997-2005. He served on the global Board of Directors and as VP-Asia Pacific of the worldwide association of accounting firms, DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets (NISM) promoted by SEBI.
Expertise in specific functional areas	Accountancy, Banking, Finance, Alternate Dispute Resolution (ADR), Auditing & Assurance, Securities
Other Directorships (as on March 29, 2024)	1. ICICI Lombard General Insurance Company Limited 2. Indian Council for Dispute Resolution

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Audit Committee - Chairman

• Corporate Social Responsibility Committee

• Stakeholders Relationship Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Lombard General Insurance Company Limited

• Board Nomination & Remuneration Committee - Chairman

• Corporate Social Responsibility & Sustainability Committee - Chairman

• Strategy Committee - Chairman

• Audit Committee

• Risk Management Committee

• Policyholders Protection Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for second term commencing from January 17, 2023 to October 19, 2024.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration as approved by Members from time to time.

Ms. Vibha Paul Rishi

Name of the Director	Ms. Vibha Paul Rishi (DIN: 05180796)
Age (as on March 29, 2024)	63 years 9 months
Date of first appointment on Board

The Board at its Meeting held on January 22, 2022 approved the appointment of Ms. Vibha Paul Rishi as an Additional Director with effect from January 23, 2022. The Board also approved the appointment of Ms. Vibha Paul Rishi as an Independent Director of the Bank for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027, subject to the approval of Members.

The Members approved the appointment of Ms. Vibha Paul Rishi as an Independent Director through Postal Ballot on March 27, 2022.

Brief resume including qualification and experience

Ms. Vibha Paul Rishi holds a Masters degree in Business Administration with a specialisation in Marketing from the Faculty of Management Studies, University of Delhi. She also holds an Honours in Economics from Lady Sri Ram College, Delhi University. She started her career with Tata Administrative Service and was part of the core start-up team of Titan Watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, US and UK. She was also one of the founding team members of PepsiCo when they started operations in India. She later moved to PepsiCo’s headquarters in the US to be a part of its international marketing team, which was followed by an innovation leadership role in London. Her last role in an executive capacity was as Executive Director, Brand and Human Capital of Max India prior to which she was the Director, marketing and customer strategy at the Future Group.

Ms. Rishi is an accomplished marketing specialist with international experience in spearheading global marketing campaigns for high-visibility consumer products. She has worked at senior positions in branding, strategy, innovation and human capital around the world. Her core competency includes product rebranding, new product development and launch, alignment of global marketing teams of start-ups, entering new international markets, best practices and organisational structure.

She serves on the Boards of several reputed companies and their Board level Committees. She is also associated with Pratham (Indian NGO), an NGO that works to provide education to underprivileged children in India.

Expertise in specific functional areas	Consumer Insight & Marketing, Strategy, Accountancy, Agriculture and rural economy, Economics, Finance, Information Technology, Human Resources, Risk Management, Business Management
Other Directorships (as on March 29, 2024)

1.    ICICI Prudential Life Insurance Company Limited

2.    Asian Paints Limited

3.    Tata Chemicals Limited

4.    Piramal Pharma Limited

5.    Pratham Education Foundation

6.    Tata Chemicals North America Inc., USA

7.    Gusiute Holdings (UK) Limited

8.    TCE Group Limited, UK

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29 , 2024)

ICICI Bank Limited

• Customer Service Committee - Chairperson

• Corporate Social Responsibility Committee

• Risk Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Prudential Life Insurance Company Limited

• Board Customer Service & Policyholders’ Protection Committee - Chairperson

• Board Audit Committee

• Board Nomination & Remuneration Committee

• Board Information Technology Strategy Committee

Asian Paints Limited

• Risk Management Committee - Chairperson

• Stakeholders Relationship Committee - Chairperson

• Audit Committee

• Corporate Social Responsibility Committee

Tata Chemicals Limited

• Stakeholders Relationship Committee - Chairperson

• Audit Committee

• Nomination and Remuneration Committee

Piramal Pharma Limited

• Stakeholders Relationship Committee - Chairperson

• Nomination & Remuneration Committee

• Sustainability and Risk Management Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	330 equity shares (as joint holder)
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027.

As an Independent Director, she is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by her. In addition, she is also entitled to a fixed remuneration as approved by Members from time to time.

Mr. Girish Chandra Chaturvedi

Name of the Director	Mr. Girish Chandra Chaturvedi (DIN: 00110996)
Age (as on March 29, 2024)	71 years 2 months
Date of first appointment on Board

The Board at its Meeting held on June 29, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as an Additional Independent Director of the Bank for three years with effect from July 1, 2018 to June 30, 2021 subject to the approval of Members. The Members at the Twenty-Fourth Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Chaturvedi as an Independent Director for a period of three years with effect from July 1, 2018 to June 30, 2021.

The Board at the said Meeting also approved the appointment of Mr. Chaturvedi as Non-Executive Part-Time Chairman with effect from July 1, 2018 or the date of RBI approval, whichever is later, till June 30, 2021.

The RBI and the Members at the Twenty-Fourth Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Chaturvedi as Non-Executive (Part-Time) Chairman effective July 17, 2018 till June 30, 2021.

The Board at its Meeting held on May 9, 2020 and the Members at the Twenty-Sixth Annual General Meeting held on August 14, 2020 approved the re-appointment of Mr. Chaturvedi as an Independent Director and Non-Executive (part-time) Chairman for a period of three years effective from July 1, 2021 to June 30, 2024.

RBI vide its letter dated June 8, 2021 approved the re-appointment of Mr. Chaturvedi as Non-Executive (Part-Time) Chairman for a period of three years with effect from July 1, 2021.

Brief resume including qualification and experience

Mr. Girish Chandra Chaturvedi, IAS aged 71 years, retired in January 2013 as the Secretary of Ministry of Petroleum and Natural Gas. Mr. Chaturvedi was an IAS Officer, Uttar Pradesh (1977 Batch). After his retirement from regular service, Mr. Chaturvedi was appointed by the Government of India as the Member and then the Chairman of Warehousing Development and Regulatory Authority of India till January 2018. Prior to his retirement from Indian Administrative Services, Mr. Chaturvedi served Government of India at various levels across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

Mr. Chaturvedi completed M.Sc. (Social Policy in Developing Countries) from London School of Economics, University of London, United Kingdom and M.Sc (Physics) from University of Allahabad.

During his tenure, Mr. Chaturvedi held key positions of Secretary, Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts), Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare during his tenure.

Mr. Chaturvedi had also served in the State Government of Uttar Pradesh in various capacities at important positions, including, Secretary to Chief Minister, Secretary, Family Welfare, Additional CEO (Greater NOIDA Industrial Development Authority), Trade Tax Commissioner, Managing Director, UP State Spinning Company and District Magistrate/Collector at Muzaffarnagar, Saharanpur and Meerut.

Mr. Chaturvedi had served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy. He was also Public Interest Director (with effect from November 8, 2019) and Chairman of National Stock Exchange of India Limited (with effect from December 6, 2019) till November 27, 2023.

Expertise in specific functional areas	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Human Resources, Risk Management, Business Management, Insurance.
Other Directorships (as on March 29, 2024)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Corporate Social Responsibility Committee - Chairman

• Board Governance, Remuneration & Nomination Committee

• Risk Committee

• Review Committee for identification of wilful defaulters/non co-operative borrowers

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director and Non-Executive (part- time) Chairman of the Bank for a period of three years effective from July 1, 2021 to June 30, 2024.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000/- for each meeting of the Board/Board level committee attended by him. As a Non-Executive (part-time) Chairman, he is also entitled to a fixed remuneration as approved by Members and RBI from time to time.

In addition to the fixed remuneration, he is also entitled to maintenance of a Chairman’s office at the Bank’s expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/ other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

Mr. Ajay Kumar Gupta

Name of the Director	Mr. Ajay Kumar Gupta (DIN: 07580795 )
Age (as on March 29, 2024)	57 years 1 month
Date of first appointment on Board

The Board at its Meeting held on November 24, 2023 approved the appointment of Mr. Ajay Kumar Gupta as an Additional Director and whole-time Director (designated as Executive Director) of the Bank subject to such other approvals, as may be required, effective from November 27, 2023 or the date of approval from Reserve Bank of India, whichever is later until November 26, 2026.

RBI communicated its approval for the appointment of Mr. Ajay Kumar Gupta as whole-time Director (Executive Director) of the Bank from the date of his taking charge till November 26, 2026. Accordingly, the Board of Directors of the Bank recorded March 15, 2024 as the effective date of appointment and taking charge by Mr. Gupta as an Executive Director of the Bank.

Brief resume including qualification and experience

Mr. Ajay Kumar Gupta is a Chartered Accountant, 1991. He is responsible for credit policy formulation and credit underwriting for the Retail and Business Banking, Operations, Technology and Data Sciences and Analytics function of the Bank.

He joined ICICI Limited on November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement Systems and Information Technology
Other Directorships (as on March 29, 2024)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 29, 2024)

ICICI Bank Limited

• Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

• Committee of Executive Directors

• Committee of Senior Management

• Asset Liability Management Committee

• Executive Investment Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 29, 2024)	580,418 equity shares
No. of board meetings attended during the financial year (FY2024)	None (as Executive Director)
Terms and conditions of appointment or re-appointment including remuneration	Whole-time Director liable to retire by rotation. Terms of remuneration would be as approved by RBI and Members from time to time.

By Order of the Board

Prachiti Lalingkar
Place: Mumbai	Company Secretary
Date: April 5, 2024	ACS: 20744

NOTES:

NOTES:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 12, 2024	By:	/s/ Prachiti Lalingkar
		Name:	Prachiti Lalingkar
		Title:	Company Secretary